Exhibit 9.01(2)

[EaglePicher Letterhead]

NEWS RELEASE

EaglePicher Holdings, Inc. and EaglePicher Incorporated

Contact: Tom Pilholski, (602) 794-9600

EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED
ANNOUNCE FORBEARANCE AGREEMENT WITH
CREDIT AGREEMENT LENDERS

Also Announce Making Interest Payment on Senior Notes and
Extension of Filing of 10-K

     PHOENIX, Arizona, February 28, 2005 – EaglePicher Holdings, Inc. (“EP Holdings”) and EaglePicher Incorporated (“EPI” and together with EP Holdings, “EaglePicher”) announced that EPI has entered into a forbearance agreement with its credit agreement lenders. Pursuant to this agreement, the lenders agreed to forbear from exercising any remedies as a result of EPI’s previously announced covenant noncompliance under its credit agreement through June 10, 2005 and to continue funding EPI’s revolving credit facility through that date in its full amount of $125 million, provided that no new defaults occur. In connection with this forbearance agreement, Granaria Holdings B.V. and ABN AMRO Participaties B.V., which collectively control 100% and beneficially own approximately 84% of EP Holdings’ common stock, purchased a $12,187,500 junior participation in EPI’s revolving credit facility, the amount of EPI’s March 1, 2005 interest payment on its 9.75% Senior Notes due 2013. Granaria also agreed to defer payment on its $1.75 million annual management fee through June 10, 2005.

     EPI continues to have use of its receivables securitization program, and expects to enter into a forbearance agreement in the near future pursuant to which the receivables purchaser will agree to continue funding this program through June 10, 2005, provided no new defaults occur.

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     The credit agreement forbearance agreement contains a covenant of minimum monthly earnings before interest, taxes, depreciation and amortization (“EBITDA”) as defined in the forbearance agreement. This covenant is in lieu of the three financial covenants in the credit agreement of which EPI is currently not in compliance. EPI also agreed to an increase of one and one quarter percentage point in the interest rate for the term loan and three quarters of a percentage point in the interest rate for the revolving facility under the credit agreement and to limit capital expenditures to $10 million from February 28 through June 10, 2005.

     EPI also announced that it intends to make the scheduled semi-annual interest payment on its 9.75% Senior Secured Notes due 2013 on March 1, 2005.

     EaglePicher also announced that it has filed an extension for the filing of its Annual Report on Form 10-K with the U.S. Securities and Exchange Commission. EaglePicher expects to file its 10-K no later than March 15, 2005.

     EPI may need to negotiate an extension of the credit agreement forbearance agreement (and the accounts receivable securitization forbearance agreement if obtained as expected) or an amendment of the underlying agreements on or before June 10, 2005. EaglePicher continues to evaluate possible divestitures of business units or other assets in order to reduce its debt, as well as various other financing alternatives.

     EaglePicher also announced that its net loss for the fiscal year ended November 30, 2004 will be approximately $25 million if no goodwill impairment charge is required to be recorded for its Hillsdale segment, and could be up to approximately $60 million if all $35 million of goodwill related to its Hillsdale segment is impaired, compared to a net loss applicable to common shareholders of $9.4 million in 2003. The increase in its net loss is primarily the result of reduced operating performance at its Hillsdale segment, start-up operating losses to support a joint venture in its Commercial Power segment, insurance gains recorded in 2003, and a possible impairment of its Hillsdale segment’s goodwill which might be recorded in 2004.

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EaglePicher Incorporated, founded in 1843 and headquartered in Phoenix, Arizona, is a diversified manufacturer and marketer of innovative, advanced technology and industrial products and services for space, defense, environmental, automotive, medical, filtration, pharmaceutical, nuclear power, semiconductor and commercial applications worldwide. The company has 3,900 employees and operates more than 30 plants in the United States, Canada, Mexico and Germany. Additional information on the company is available on the Internet at www.eaglepicher.com.

EaglePicher Holdings, Inc. is the parent of EaglePicher Incorporated.

EaglePicher™ is a trademark of EaglePicher Incorporated.

Forward-looking Statements. This news release contains statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, section

21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to: our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives, including the performance of automated equipment, accuracy of our estimates to complete contracts on a percentage of completion method of accounting, our ability to source raw materials and components from overseas suppliers, accuracy of our reserves for losses, our ability to consolidate manufacturing plants, our ability to develop, market and sell new products, our ability to obtain raw materials especially certain grades of steel and natural gas on an economic basis, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S. Securities and Exchange Commission. We undertake no duty to update the forward-looking statements in this press release and you should not view the statements made as accurate beyond the date of this press release.

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